Exhibit 21

Subsidiaries of The Female Health Company (1)

The subsidiaries of The Female Health Company are as follows:

Name	Jurisdiction of Organization

The Female Health Company Limited	United Kingdom
The Female Health Company (UK) Plc.	United Kingdom
The Female Health Company (M) SDN.BHD	Malaysia

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(1)           All subsidiaries are wholly owned, directly or indirectly, by The Female Health Company.